INSMED INCORPORATED

August 5, 2005

Mr. Jeffrey P. Riedler

United States Securities and Exchange Commission.

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Insmed Incorporated
Registration Statement on Form S-3 (No. 333-123695)
Request for Withdrawal of Amendment No. 2 to Registration Statement

Dear Mr. Riedler:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Insmed Incorporated (the “Registrant”) hereby requests the immediate withdrawal of Amendment No. 2 to Registration Statement on Form S-3 (File No. 333-123695), together with all exhibits thereto (the “Registration Statement Amendment”), filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on August 2, 2005. The Registrant’s Registration Statement on Form S-1 (File No. 333-123695), filed with the Commission on June 13, 2005 and declared effective by the Commission on June 15, 2005 (the “Effective Registration Statement”) is to remain unaffected by this request for the withdrawal of the Registration Statement Amendment.

The Registrant intended to file the Registration Statement Amendment as a Post-Effective Amendment No. 1 to the Effective Registration Statement and will to resubmit the Registration Statement Amendment after making the appropriate revisions. The Registrant requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement Amendment is consistent with the public interest and the protection of investors, as contemplated by Rule 477 of the Securities Act.

The Registration Statement Amendment has not been declared effective. No securities under the Registration Statement Amendment have been offered or sold pursuant to the Registration Statement Amendment by the Selling Shareholders originally proposed to be named in the Registration Statement.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact Mitchell S. Bloom, Esq. of Goodwin Procter LLP, our outside legal counsel, at (617) 570-1055.

Sincerely,

INSMED INCORPORATED

By:	/S/ KEVIN P. TULLY
Name:	Kevin P. Tully
Title:	Chief Financial Officer

cc: Mitchell S. Bloom, Esq.